

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

April 5, 2018

<u>Via E-mail</u>
John E. Timberlake
Chief Executive Officer
Valeritas Holdings, Inc.
750 Route 202 South, Suite 600
Bridgewater, NJ 08807

       Re: **Valeritas Holdings, Inc.**
              Registration Statement on Form S-1
              Filed March 26, 2018
              File No. 333-223903

Dear Mr. Timberlake:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Heather Percival at (202) 551-3498 with any questions.

                    Sincerely,

                    /s/ Russell Mancuso

                    Russell Mancuso
                    Branch Chief
                    Office of Electronics and Machinery

cc: Steven M. Cohen
       Morgan, Lewis & Bockius LLP